

June 15, 2010

Via U.S. Mail and facsimile to (801) 416-8173

Joshua A. Griffin
President and Chief Executive Officer
Network Dealer Services Holding Corp.
1725 East 1450 South, Suite 340
Clearfield, Utah 84015

      Re: Network Dealer Services Holding Corp.
              Form 10-12G
              Filed May 19, 2010
              File No. 000-53984

Dear Mr. Griffin:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your class of common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business, page 3

Business Development, page 3

2. Please disclose the Griffin's affiliations with Left Lane Imports, Inc. and Red Foxx Solutions, LLC.

3. Please revise this section to also describe your related party transactions with Great Western. Also briefly describe Great Western's business, and disclose the affiliations of all your officers and directors with Great Western.

4. Your auditor's opinion contains a going concern qualification. Please discuss the going concern issue in this section and the management's discussion and analysis section of your filing.

5. Please identify your website address, if available.

Issuers Involved in Bankruptcy Proceedings during the Past Five Years, page 7

6. Please clarify the reference "[e]xcept as indicated above," or delete.

Business, page 8

7. Please revise your disclosure throughout this section to clarify what current business and products your offer, as compared to your future plans. For example, clarify which products you currently offer directly, which products are offered by you on a fee basis, and which products you intend to offer in the future. Also explain your relationship with F&I representatives.

8. Please disclose the basis for all of your assertions about your competitive position within your industry. For example, disclose the basis for your assertions on page 8 that you "are able to plan and create stable revenue and very predictable mid and long term costs and expenses to our business platform . . .," and on page 11 that "[n]o other company currently offers a range of services that we do in this area." If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true.

9. Note 1 of your financial statements on page 33 contains the first to reference to your "Customer Relationship Management System" and "call center." Please revise your Business section and other sections of the document as appropriate and material or advise.

Competitive Business Conditions in the Industry and Methods of Competition, page 10

10. Please clarify your discussion regarding the products and services you offer. For example, in the first full paragraph on page 11, it is unclear whether your statement regarding competitive pricing relates to both insurance products and print and marketing products. Please also describe in greater detail your infrastructure and proprietary technologies programming.

Dependence on One or A Few Major Customers, page 11

11. We note your disclosure that Great Western, a related party, accounted for 62% of your revenues for the quarterly period ended March 31, 2010. Therefore, it appears that your business is dependent on your related party. Please revise your disclosure in this section accordingly.

12. We note your disclosure that "upon our acquisition of our first agency, we will have a broad and diverse customer base of which Great Western will be a minor customer among many." Please revise your disclosure to describe your current business and disclose how many dealership contracts you have entered into other than with Great Western. Also disclose whether you have entered into any contracts to acquire your first agency.

13. Please clarify what you mean by informal contracts with the Great Western dealerships.

Plan of Operation, page 14

14. Please delete the statement that "[w]e project that following the first year of operations after such funding that our gross revenues will increase substantially and continue to grow in future years, with estimated net income to reach approximately $6,000,000 within two years thereafter" if you do not have appropriate support for this statement.

Liquidity, page 15

15. Please include a discussion of liquidity on both a long-term and short-term basis. The discussion should address known trends or demands, commitments, events and uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way, the sources of liquidity available to you and your ability to meet your cash requirements in the long-term as well as the short-term. In that regard, a discussion of your ability to meet your contractual obligations on a long-term basis would enhance a readers understanding and assessment of your financial condition, particularly in light of your history of losses and working capital deficit. Refer to Item 303(a)(1) of Regulation S-K for further guidance.

16. Please include a discussion and analysis of your financial condition, changes in financial condition and cash flows for the two-year period covered by the financial statements. This discussion should describe the underlying causes for material changes in financial position and cash flows. Refer to Item 303(a) of Regulation S-K.

Item 5. Directors and Executive Officers, page 17

17. We note your description of your officers' and directors' experience beginning on page 18. Please enhance your disclosure of your officers' and directors' business experience during the past five years to include their principal occupation and employment during this time period. Please also remove those portions of your officers' and directors' biographies that do not provide an objective background of their experience. Please see Item 401(e)(1) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 22

Transactions with Related Persons, page 22

18. Please provide Item 404 of Regulation S-K disclosure relating to the merger transaction on December 31, 2009 and the SCS consulting agreement with Smith Consulting Services, Inc. on August 25, 2008.

19. Please reconcile your disclosure in this section, with the related party disclosure in the notes to the financial statements. For example, describe the revenues and accounts receivable attributable to the related party, as reflected in Note 3 to your audited financial statements. Also discuss the expenses paid to the company by Great Western and the shareholder loans, as reflected in Note 6 to your audited financial statements. File any agreements for these transactions as exhibits to the registration statement.

20. Please also provide the related party transaction information for the fiscal year ended December 31, 2007. See Instruction 1 to Item 404 of Regulation S-K.

Transactions with Promoters and Certain Control Persons, page 22

21. Please disclose any related party transactions in which the amount involved exceeded one percent of the average of your total assets at year end for the last two completed fiscal years. See Item 404(d)(1) of Regulation S-K.

Consolidated Balance Sheets, page 29

22. We note that total stockholders' deficit in the balance sheet as of December 31, 2009 does not agree to total stockholders' deficit in the statement of changes in shareholders' deficit. Please reconcile this discrepancy and revise according.

Consolidated Statements of Operations, page 30

23. We note the disclosure on page three under business development that you discontinued your wholesale automobile dealership business shortly after your acquisition of Network Sub. Please tell us what consideration you have given to presenting your wholesale automobile dealership assets and liabilities as discontinued operations pursuant to FASB ASC 805-40-45-2.

Item 13. Financial Statements and Supplementary Data, page 27

Note 1 – Organization and Summary of significant Accounting Policies, page 33

Segment Reporting

24. We note the disclosures on page four, paragraph two that you provide various products and services to new and used segments in the automobile industry. Please tell us your operating segments and the geographic regions in which you operate. Your disclosure should also include a discussion of what factors management uses to identify reportable

segments. We refer you to the disclosure requirements in FASB ASC 280-10-50-20 through 280-10-50-26. As a reminder, paragraphs 280-10-50-40 through 280-10-50-42 apply to all enterprises including those that have a single reportable segment. To the extent management identifies reportable segments, please revise your MD&A disclose accordingly. Refer to Item 303(a) of Regulation S-K.

Revenue Recognition, page 35

25. We note the disclosure on page 10 that you distribute your products through automobile dealerships. Please expand your summary of significant accounting policies disclosure to elaborate on these transactions. In this regard, please tell us whether you recognize revenue on a gross or net basis. Please also revise your filing as appropriate. Refer to FASB ASC 605-45-45-1.

26. You state on your website under news that over the past year you have been working hard to develop an innovative customer maintenance program which you released successfully to several dealerships. Please describe your revenue recognition policies for such product sales, and tell us the GAAP basis for recognition.

Note 4 – Capital Leases, page 38

27. Please disclose your lease accounting policies in the summary of significant accounting policies on page 33.

Note 6 – Related Party Transactions, page 38

28. We note the disclosure that GHWC "has paid expenses on behalf of the company and are identified within the financial statements." However, we are unable to identify such expenses on the face of the statement of operations. Please tell us where you disclose these expenses. Alternatively, please expand your disclosure to state the amount paid by GWHC on your behalf for the years ended December 31, 2009 and 2008, respectively. In addition, tell us how you accounted for the expenses paid by GHWC. Specifically address whether such amounts were recognized as expenses and as a contribution to capital. Refer to SAB Topic 5:T.

Note 9 – Reverse Acquisition, page 41

29. We note the disclosures on pages five and six that you issued 4.5 million common shares to non-employees for various types of consulting services. Please tell us how you accounted for the issuance of these share-based payments to a non-employee. We refer you to FASB ASC 505-50-50-1, and 718-10-50-1 through 718-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Leonard Burningham, Esq.
    Via facsimile (801) 355-7126